[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 18, 2012

Via EDGAR and Courier

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Berry Plastics Group, Inc.
Pre-effective Amendment 2 to Registration Statement on Form S-1
Filed May 30, 2012
File No. 333-180294

Dear Ms. Long:

On behalf of our client, Berry Plastics Group, Inc. (“Berry” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated June 4, 2012, regarding the Company’s Amendment 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and we have forwarded to the attention of Mr. Edward Kelly six courtesy copies of such Amendment No. 3 marked to show changes from Amendment No. 2 as filed on May 30, 2012. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 3.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 3.

Summary of Historical Consolidated Financial Data, page 9

1.	Please note that once you provide the completed pro forma financial information, we may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment.

Dilution, page 29

2.	Please provide us your calculation of net tangible book deficit per share of common stock as of March 31, 2012. In this regard, it appears as though you are using the number of shares issued as of March 31, 2012 rather than the number of shares outstanding as of March 31, 2012.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

July 18, 2012

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28.

*         *         *         *         *         *

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

July 18, 2012

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1269 or my colleague, Sebastian L. Fain, at (212) 403-1135.

Sincerely yours,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

cc:	Jonathan D. Rich (Chief Executive Officer, Berry Plastics Group, Inc.)
James Kratochvil (Chief Financial Officer, Berry Plastics Group, Inc.)
Jeffrey Thompson (Chief Legal Officer, Berry Plastics Group, Inc.)

Edward M. Kelly (U.S. Securities and Exchange Commission)
Craig E. Slivka (U.S. Securities and Exchange Commission)
Tracey Houser Smith (U.S. Securities and Exchange Commission)
Alfred P. Pavot, Jr. (U.S. Securities and Exchange Commission)

John A. Tripodoro (Cahill Gordon & Reindel LLP)
William J. Miller (Cahill Gordon & Reindel LLP)